DAVIS LLP | LEGAL ADVISORS SINCE 1892


10016315

RECEIVED
2010 SEP 13 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 50277-00001

September 1, 2010

Securities and Exchange Commission
100F Street, NE
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: GGL Resources Corp. (formerly GGL Diamond Corp.) - Exemption No. 82-1209

We are solicitors for GGL Resources Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:



Joy Syho
Paralegal
JSS/jss

Davis:7419369.1

dlw 9/14

Exemption No. 82-1209

September 1, 2010

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	N/A
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	August 10, 2010
(i)	Notice of shareholders' meeting, Proxy and Information Circular	August 20, 2010
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A

	Document Name or Information	Documents Filed
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A

Document Name or Information		Documents Filed
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	N/A
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	August 10, 2010
(h)	Notice of shareholders' meeting, Proxy and Information Circular	August 20, 2010
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A

Document Name or Information			Documents Filed
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

---

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	August 19, 2010
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A

Document Name or Information	Documents Filed
(g) Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-1209



510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 10/08/2010

To: All Canadian Securities Regulatory Authorities

Subject: GGL RESOURCES CORP. (Amendment)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	**Annual & Special General Meeting (amended)**
Record Date for Notice of Meeting :	06-08-2010
Record Date for Voting (if applicable) :	06-08-2010
Beneficial Ownership Determination Date :	06-08-2010
Meeting Date :	16-09-2010
Meeting Location (if available) :	Davis LLP 2800 - 666 Burrard Street Vancouuver, BC

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	36171B102	CA36171B1022

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for GGL RESOURCES CORP.

Exemption No. 82-1209

GGL RESOURCES CORP.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special General Meeting of the Shareholders ("**Meeting**") of **GGL RESOURCES CORP.** (the "**Company**") will be held at the offices of Davis LLP, 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7, on Thursday, September 16, 2010, at the hour of 2:00 p.m. (Vancouver time), for the following purposes:

1. to receive and consider the Consolidated Financial Statements of the Company for the financial year ended November 30, 2009, together with the report of the auditors thereon;
2. to appoint auditors of the Company for the ensuing year;
3. to determine the number of Directors of the Company at five;
4. to elect Directors of the Company for the ensuing year;
5. to approve, adopt and ratify the ordinary resolution as set out in the Company's Management Information Circular ("**Circular**") dated August 11, 2010 relating to the annual ratification of the 10% rolling stock option plan of the Company;
6. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, the form of proxy and the Financial Statement Request Form, as well as a return prepaid envelope for use by shareholders to send in their proxy. Financial information concerning the Company is provided in the Consolidated Financial Statements and the Management's Discussion & Analysis of the Company for the financial year ended November 30, 2009, which are available online at www.sedar.com and which, upon request, will be sent without charge to any security holder of the Company.

If you are a registered holder (a "Shareholder") of Common shares and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not later than 2:00 p.m., Vancouver time, on September 14, 2010.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

BY ORDER OF THE BOARD

(signed) "*Raymond A. Hrkac*"

President & Chief Executive Officer

Vancouver, BC
August 11, 2010

GGL RESOURCES CORP.


Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special General Meeting to be held on September 16, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 pm, Pacific Time, on September 14, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!


To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free


To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

 

Appointment of Proxyholder

I/We, being holder(s) of GGL Resources Corp. hereby appoint:
Raymond A. Hrkac, President & CEO, or failing him, Nick DeMare, CFO & Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of shareholders of GGL Resources Corp. to be held at DAVIS LLP, 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2Z7, on September 16, 2010 at 2:00 PM Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at FIVE.	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Raymond A. Hrkac	☐	☐	02. Nick DeMare	☐	☐	03. J. Graham Eacott	☐	☐
04. William Meyer	☐	☐	05. T. Wayne Spilsbury	☐	☐			

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	For	Withhold
3. **Appointment of Auditors** Appointment of D & H Group LLP, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Annual Ratification of Stock Option Plan** Approval of the ordinary resolution as set out in the Circular relating to the annual ratification of the Company's 10% rolling stock option plan.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY



101059 AR0 GGLQ



Exemption No. 82-1209

GGL RESOURCES CORP.

Suite 906, 675 West Hastings Street, Vancouver, BC V6B 1N2
Telephone: (604) 688-0546 Facsimile: (604) 608-9887
www.gglresourcescorp.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at August 11, 2010 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of GGL Resources Corp. (the "Company") for use at the Annual and Special General Meeting of the shareholders of the Company to be held on Thursday the 16th day of September 2010 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special General Meeting ("Notice") and any adjournment or postponement thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("NI-54-101"), arrangements have been made to forward proxy solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President and Secretary of the Company (the "**Management Designees**"). **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the meeting has the right to do so, either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof. Proxies may be sent to Computershare Investor Services Inc. using one of the following methods:

BY MAIL OR COURIER: Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:

BY TELEPHONE: 1-866-732-8683, or

BY INTERNET: www.investorvote.com

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned or postponed, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the Common shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Except for the Annual Ratification of Stock Option resolution (see "**Annual Ratification of Stock Option**" below), unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Common shares represented by a properly completed, executed and deposited proxy will be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common shares will be, on a poll, voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY FOR EACH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the Common shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs: In accordance with the requirements of the Canadian Securities Administrators and NI 54-101, the Company will have caused its agent to distribute copies of the Notice and this Circular (collectively, the "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("**Non-Objecting Beneficial Owner**" or "**NOBO**").

These meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained, in accordance with applicable securities regulatory requirements, from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs: In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("**Objecting Beneficial Owner**" or "**OBO**").

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge (formerly ADP) to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of Common shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the Common shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares without par value. As at August 6, 2010, the Company has issued and outstanding 150,423,693 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.** The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting: The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends: The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution: In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Unless otherwise specified, all items referred to herein which require a call for the voting of the Common shares will be by way of ordinary resolution which means a resolution passed by the shareholders of the Company by a simple majority of the votes cast in person or by proxy.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as the close of business on August 6, 2010 (the "**Record Date**"). Every Shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her Common shares voted at the Meeting or any adjournment or postponement thereof.

Principal Holders

To the knowledge of the directors and senior officers of the Company, as at August 6, 2010, no persons or companies beneficially owned, directly or indirectly, or exercised control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**Named Executive Officers**" means:
   (i) each CEO;
   (ii) each CFO;
   (iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year; and

(d) "**SARs**" or "**Stock Appreciation Right**" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

Compensation Discussion and Analysis

Compensation Philosophy

All employees of the Company receive compensation based on market value for the type of role they perform. Additional consideration is given to internal pay equity and performance. The compensation payable to employees consists of two main elements: base salary and long-term incentive by way of the grant of stock options in accordance with the policies of the TSX Venture Exchange ("**TSXV**") and the Company's Stock Option Plan as long-term incentives.

Base Salary

In setting salaries, the directors do not rely solely upon benchmarking, mathematical formulas or hierarchy. Salary levels for NEOs are based on the executive's qualifications, experience and responsibilities within the Company, and are intended to be competitive with salaries paid to others in comparable positions within the same industry. In reviewing comparative data, the directors do not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level and does not compare its compensation to a specific peer group of companies.

The Company is an exploration and development stage mining company and will not be generating revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability and earnings per share, are not considered by the directors to be relevant in the evaluation of corporate or NEO performance. The salary element of compensation is designed to ensure the Company's access to skilled employees necessary to achieve its corporate objectives.

Long-Term Incentive

The Company provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the TSXV. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officers to consider the long-term interests of the Company and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of outstanding stock options and vesting provisions when determining whether or not new stock option grants should be made to such executive officer.

Summary of Compensation

The following table sets forth all compensation paid by the Company and/or its subsidiaries for the financial year ended November 30, 2009 for each NEO in the most recently completed financial year for each of the Company's completed financial years ending on or after December 31, 2008:

NEO Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation ($) Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
RAYMOND A. HRKAC *President & CEO*	2009	150,000[1]	N/A	40,755[3]	N/A	N/A	N/A	N/A	$190,755
NICK DEMARE *CFO & Secretary*	2009	N/A	N/A	32,604[4]	N/A	N/A	N/A	N/A	$32,604

Notes:

(1) The Company was billed by RAH Consulting Ltd., a company wholly owned by Raymond A. Hrkac, for Mr. Hrkac's services pursuant to Services Agreements. As at November 30, 2009, $210,447 (all of the 2009 fees and $60,447 of the 2008 fees) had not been paid and was included in the Company's accounts payable.

(2) The dollar amount disclosed in column (e) is based on the grant date fair value of the award. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's Common share price, expected dividend yield and risk free interest rate. The amount presented in the table represents the value of the vested and unvested portion of the options issued during the year. For accounting purposes, the fair value of the award is amortized over the applicable vesting period and recognized as a compensation expense.

(3) 750,000 stock options were granted to Mr. Hrkac under the Company's Stock Option Plan during the financial year ended November 30, 2009. See "Incentive Plan Awards" below for particulars of the grant of stock options to Raymond A. Hrkac.

(4) 600,000 stock options were granted to Mr. DeMare under the Company's Stock Option Plan. See "Incentive Plan Awards" below for particulars of the grant of stock options to Nick DeMare.

Incentive Plan Awards

The following table sets out all awards outstanding for each NEO at the end of the financial year ended November 30, 2009 (including awards granted before the most recently completed financial year):

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-based Awards: Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[1]	Share-based Awards: Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
RAYMOND A. HRKAC *President & CEO*	550,000	0.20	March 23, 2011	N/A	N/A	N/A
	700,000	0.56	July 31, 2012	N/A	N/A	N/A
	750,000	0.20	May 23, 2013	N/A	N/A	N/A
	750,000	0.10	August 19, 2014	N/A	N/A	N/A
NICK DEMARE *CFO & Secretary*	50,000	0.20	May 12, 2010	N/A	N/A	N/A
	25,000	0.20	March 23, 2011	N/A	N/A	N/A
	105,000	0.26	May 12, 2011	N/A	N/A	N/A
	450,000	0.56	July 31, 2012	N/A	N/A	N/A
	450,000	0.20	May 23, 2013	N/A	N/A	N/A
	600,000	0.10	August 19, 2014	N/A	N/A	N/A

Notes:

(1) The value of unexercised "in-the-money" options refers to the aggregate of the difference between the market value of the Common shares as at November 30, 2009 (being the last day the Common shares traded in the most recently completed financial year, being $0.055) and the exercise price of the options granted. None of the unexercised options were "in-the-money" as at November 30, 2009.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of option-based awards and share-based awards which vested or were earned during the most completed financial year ended November 30, 2009 for each NEO:

Name	Option-based awards - Value vested during the year ($)[1]	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
(a)	(b)	(c)	(d)
RAYMOND A. HRKAC *President & CEO*	N/A	N/A	N/A
NICK DEMARE *CFO & Secretary*	N/A	N/A	N/A

Note:

(1) The value vested during the year is calculated by taking the difference between the market price and the exercise price of the options on the vesting date. The market price of the options on the vesting date was less than the exercise price.

Pension Plan Benefits

The Company does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Termination and Change of Control Benefits

By a Services Agreement dated effective February 1, 2008 among the Company, Raymond A. Hrkac and RAH Consulting Ltd. ("**RAH**"), which superseded previous service agreements, the Company engaged the services of Raymond A. Hrkac as President and CEO and the services of RAH, a wholly owned personal holding company of Raymond A. Hrkac, to provide management and geological consulting services previously provided by Mr. Hrkac to the Company. The Services Agreement dated February 1, 2008 includes the same terms and conditions as to the continued service of RAH or Mr. Hrkac in the event of a Significant Change as in the Services Agreement dated April 1, 2006. The Services Agreement dated April 1, 2006 provided that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Company, the sale, exchange or other disposition of a majority of the outstanding Common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's shareholders receive less than 51% of the outstanding Common shares of the new or continuing corporation ("**Significant Change**"), then at the option of Mr. Hrkac exercisable at any time within 180 days after the date of the Significant Change, Mr. Hrkac may elect to continue to be employed by the Company or give notice of termination in which event, the Company shall pay to Mr. Hrkac an amount equal to three times the annual payment then in effect.

Except as set out above, the Company has no contract, agreement, plan or arrangement with the Named Executive Officers at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities where, in respect of the NEOs, the value of such compensation exceeds $50,000.

Director Compensation

The following table sets out details of all amounts of compensation provided to the directors of the Company other than the NEOs ("**Other Directors**") for the financial year ended November 30, 2009:

Other Director Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards[1] ($)	Non-equity incentive plan compensation ($) Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
WILLIAM MEYER	2009	N/A	N/A	27,170[2]	N/A	N/A	N/A	N/A	27,170
J. GRAHAM EACOTT	2009	N/A	N/A	24,453[3]	N/A	N/A	N/A	N/A	24,453
T. WAYNE SPILSBURY	2009	N/A	N/A	19,019[4]	N/A	N/A	N/A	N/A	19,019

Notes:

(1) The dollar amount disclosed in column (e) is based on the grant date fair value of the award. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's Common share price, expected dividend yield and risk free interest rate. The amount presented in the table represents the value of the vested and unvested portion of the options issued during the year. For accounting purposes, the fair value of the award is amortized over the applicable vesting period and recognized as a compensation expense.

(2) 500,000 stock options were granted to Mr. Meyer under the Company's Stock Option Plan during the financial year ended November 30, 2009. See "Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation" below for particulars of the grant of stock options to William Meyer.

(3) 450,000 stock options were granted to Mr. Eacott under the Company's Stock Option Plan. See "Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation " below for particulars of the grant of stock options to J. Graham Eacott.

(4) 350,000 stock options were granted to Mr. Spilsbury under the Company's Stock Option Plan. See "Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation " below for particulars of the grant of stock options to T. Wayne Spilsbury.

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets out all awards outstanding for each Other Director at the end of the financial year ended November 30, 2009 (including awards granted before the most recently completed financial year):

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-based Awards: Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Share-based Awards: Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
WILLIAM MEYER	300,000	0.56	July 31, 2012	N/A	N/A	N/A
	350,000	0.20	May 23, 2013	N/A	N/A	N/A
	500,000	0.10	August 19, 2014	N/A	N/A	N/A
J. GRAHAM EACOTT	300,000	0.56	July 31, 2012	N/A	N/A	N/A
	350,000	0.20	May 23, 2013	N/A	N/A	N/A
	50,000	0.10	August 19, 2014	N/A	N/A	N/A
T. WAYNE SPILSBURY	350,000	0.10	August 19, 2014	N/A	N/A	N/A

The following table sets out the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year ended November 30, 2009 for each Other Director:

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
(a)	(b)	(c)	(d)
WILLIAM MEYER	N/A	N/A	N/A
J. GRAHAM EACOTT	N/A	N/A	N/A
T. WAYNE SPILSBURY	N/A	N/A	N/A

Note:

(1) The value vested during the year is calculated by taking the difference between the market price and the exercise price of the options on the vesting date. The market price of the options on the vesting date was less than the exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at November 30, 2009.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	14,133,333	$0.21	909,036
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	14,133,333		909,036

Note:

(1) The Company's current Stock Option Plan was adopted by the Board on January 18, 2006 and approved by the shareholders at the 2006 annual general meeting and then ratified by the shareholders at the 2007, 2008 and 2009 annual and special general meetings. The maximum number of Common shares reserved for issuance thereunder is 10% of the issued and outstanding Common shares of the Company on a rolling basis. See "**Annual Ratification of Stock Option Plan**" below for a summary of the material terms of the Stock Option Plan.

The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended November 30, 2009, no director, executive officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not performed by a person other than the directors or executive officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Company's knowledge, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 *Audit Committees* ("**MI 52-110**") requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Company's Audit Committee is governed by an Audit Committee Charter, a copy of which is available online at www.sedar.com attached as Schedule A to the Company's Management Information Circular dated March 23, 2005.

The Company's Audit Committee is comprised of three directors, J. Graham Eacott (Chair), Nick DeMare and William Meyer. As defined in MI 52-110, two directors are "independent" and one is not "independent". Each Audit Committee member possesses education or experience that is relevant for the performance of their responsibilities as Audit Committee members as follows: J. Graham Eacott is an independent financial and corporate advisor to the minerals industry. He has over 40 years of diversified international experience in the mining industry including investor relations and corporate communications; private placement financings; financial analysis; corporate governance and compliance; business development; operations; consulting engineering; and company management. He is a director of Module Resources Incorporated and Chairman of the Audit Committee. Prior to retiring in 2007, Mr. Eacott was Vice-President of Investor Relations for several junior and mid-tier gold and base metal companies. Mr. Eacott spent four years in the investment industry as a base metals analyst with Scotia Capital, Merrill Lynch and Maison Placements in Toronto. Nick DeMare is a Chartered Accountant and through his company, Chase Management Ltd., provides management, administrative and accounting services to public companies. Until forming his own company in 1986, he spent a number of years working in various senior capacities with Coopers & Lybrand. William Meyer was a director and audit committee member of a number of public companies before his retirement and was Chairman of Minco Gold Corporation. Mr. Meyer is currently a director and audit committee member of both Minco Silver Corporation (TSX) and Minco Base Metals Corporation.

Since the commencement of the Company's most recently completed financial year, the Company's Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Company's Board on a case by case basis.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	All Other Fees
November 30, 2009	$23,000	$799	$2,800	N/A
November 30, 2008	$39,950	Nil	$2,650	N/A

Note:

(1) Canadian Public Accountability Board ("CPAB") fees charged at 2% of last year's audit fees. CPAB reviews participating audit firms to verify their processes and procedures.

(2) Fees related to the preparation of the Company's T2 corporate income tax return and the General Index of Financial Information required by CRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("**NI 58-101**") requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors	
a) Disclose the identity of directors who are independent.	a) The Company has three independent directors, namely: William Meyer, T. Wayne Spilsbury and J. Graham Eacott.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES

b) Disclose the identity of directors who are not independent, and describe the basis of that determination.

b) The Company has two directors who are not independent because they are executive officers of the Company, namely: Raymond A. Hrkac, President & CEO and Nick DeMare, Secretary & CFO.

2. Directorship

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently also directors of other reporting issuers as listed:

- Raymond A. Hrkac: Nil
- Nick DeMare: Aguila American Resources Ltd. (TSXV), Andean American Mining Corp. (TSXV), Astral Mining Corporation (TSXV), Ava Resources Corp. (NEX), Avere Energy Inc. (TSXV), Batero Gold Corp. (TSXV), Blue Cover Capital Corp. (NEX), Cliffmont Resources Ltd. (TSXV), Enterprise Oilfield Group, Inc. (TSX), GeoPetro Resources Company (TSX), Golden Peaks Resources Ltd. (TSX), Halo Resources Ltd. (TSXV), Hansa Resources Limited (TSXV), Kola Mining Corporation (TSXV), Lariat Energy Ltd. (TSXV), Mawson Resources Ltd. (TSX), Mirasol Resources Ltd. (TSXV), Rochester Resources Ltd. (TSXV), Salazar Resources Limited (TSXV), Sinchao Metals Corp. (TSXV), Tasman Metals Ltd. (TSXV), Tinka Resources Limited (TSXV) and Tumi Resources Limited (TSXV).
- William Meyer: Minco Base Metals Corporation (not listed) and Minco Silver Corporation (TSX).
- T. Wayne Spilsbury: International Lithium Corporation (not listed), Minco Silver Corporation (TSX) and Pioneer Resources Limited (ASX)
- J. Graham Eacott: Module Resources Incorporated (TSXV)

3. Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new directors and describe any measures the Board takes to provide continuing education for directors.

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

	CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
4.	**Ethical Business Conduct** Disclose what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements. In addition, each director, officer and employee is expected to comply with the Company's *Corporate Disclosure Policy*, *Insider Trading Policy* and *Whistle Blower Policy*.
5.	**Nomination of Directors** Disclose what steps, if any are taken to identify new candidates for Board nomination, including:	
	(a) who identifies new candidates, and	(a) When a Board vacancy occurs or is contemplated, any director may make recommendations to the Board as to qualified individuals for nomination to the Board. On May 23, 2008, the Board appointed a Nominating Committee with its role being to locate qualified persons to act as independent directors.
	(b) the process of identifying new candidates	(b) In identifying new candidates, the Nominating Committee and the Board will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6.	**Compensation** Describe what steps, if any, are taken to determine compensation for the Company's directors and CEO including:	
	(a) who determines the compensation, and	(a) The Company's Compensation Committee reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's stock option plan.
	(b) the process of determining compensation	(b) The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers and directors' fees, if any, from time to time. Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
	companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.
7. **Other Board Committees -** If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.
8. **Assessments** Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	Assessments are not regularly conducted for the Board, committees, or individual directors. The assessment of the performance of the Board is determined by the Board and the Chairman of the Board based on the expertise, contributions and participation of individual directors in meetings of the Board and its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Consolidated Financial Statements of the Company for the financial year ended November 30, 2009 and the accompanying auditors' report thereon will be presented at the Meeting. A copy has been mailed to shareholders who have requested them and is also available online at www.sedar.com.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the appointment of D+H Group LLP, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution appointing D+H Group LLP, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual general meeting of shareholders or until the firm of D+H Group LLP, Chartered Accountants, is removed from office or resigns. D+H Group LLP, Chartered Accountants, were appointed auditors for the Company on November 21, 2006.

DETERMINATION OF THE NUMBER OF DIRECTORS

The shareholders of the Company will be asked to determine the number of directors at five. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution.** See "**General**" below.

ELECTION OF DIRECTORS

The Board presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present five directors expires at the Meeting. **The five persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.** Management does not contemplate that any

of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Business Corporations Act* (British Columbia). No class of shareholders has the right to elect a specified number of directors or to cumulate their vote for directors.

As at the date hereof, the members of the Audit Committee are J. Graham Eacott (Chair), Nick DeMare and William Meyer. The Company has also appointed a Compensation Committee which as at the date hereof consists of J. Graham Eacott (Chair), Nick DeMare, and William Meyer and a Nominating Committee which consists of William Meyer and J. Graham Eacott. The Company does not have an Executive Committee of its Board.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at August 6, 2010.

Name, Present Office and Province and Country of Residence[(1)]	Present Principal Occupation or Employment[(1)]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled [(1)(2)(3)]
RAYMOND A. HRKAC *Director, President & CEO* *British Columbia, Canada*	Geologist; President and Chief Executive Officer of the Company	June 17, 1981	1,367,352[(4)]
NICK DEMARE *Director, Secretary & CFO* *British Columbia, Canada*	Chartered Accountant; President, Chase Management Ltd. (management, administration and accounting services to public companies); director of numerous public companies	May 4, 1989	244,000[(5)]
WILLIAM MEYER *Director* *British Columbia, Canada*	Retired Geologist	May 26, 1994	270,500
J. GRAHAM EACOTT *Director* *British Columbia, Canada*	Retired Mining Executive; Corporate and Financial Advisor; Director, Module Resources Incorporated (NEX)	July 31, 2007	217,000
T. WAYNE SPILSBURY *Director* *Nedlands, Western Australia*	Geologist; President, Geoduck Pty Ltd. (geological consultant); General Manager Exploration – Asia Pacific for Teck Resources 1994 to 2007; Director Seafloor Exploration for Teck Resources 2008, member of the Association of Professional Engineers and Geoscientists of BC, Fellow of the Australasian Institute of Mining and Metallurgy, Member of the Australian Institute of Geoscientists, Director of Minco Silver Corporation, International Lithium Corporation and Pioneer Resources Limited	August 19, 2009	N/A

Notes:

(1) The information as to municipality of residence, present principal occupation or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the nominees and their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding Common shares.

(3) In addition, as at August 6, 2010, the nominees hold the following stock options to purchase Common shares of the Company:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Raymond A. Hrkac	550,000	$0.20	March 23, 2011
	700,000	$0.56	July 31, 2012
	750,000	$0.20	May 23, 2013
	750,000	$0.10	August 19, 2014
Nick DeMare	25,000	$0.20	March 23, 2011
	105,000	$0.26	May 12, 2011
	450,000	$0.56	July 31, 2012
	450,000	$0.20	May 23, 2013
	600,000	$0.10	August 19, 2014
William Meyer	300,000	$0.56	July 31, 2012
	350,000	$0.20	May 23, 2013
	500,000	$0.10	August 19, 2014
J. Graham Eacott	300,000	$0.56	July 31, 2012
	350,000	$0.20	May 23, 2013
	450,000	$0.10	August 19, 2014
T. Wayne Spilsbury	350,000	$0.10	August 19, 2014

In addition as at August 6, 2010, the nominees hold the following warrants to purchase Common shares of the Company:

Warrant Holder	Number of Shares	Exercise Price	Expiry Date
RAH Consulting Ltd. (personal holding company of Raymond A. Hrkac)	50,000	$0.40	August 13, 2010
	62,500	$0.10/$0.20/$0.30	August 20, 2012
Nick DeMare (including his holding company, DNG Capital Corp.)	20,000	$0.40	August 18, 2010
	50,000	$0.10/$0.20/$0.30	August 20, 2012
	75,000	$0.10	September 21, 2010
William Meyer	83,500	$0.10/$0.20/$0.30	August 20, 2012
J. Graham Eacott	83,500	$0.10/$0.20/$0.30	August 20, 2012

(4) Certain of these Common shares are held in the name of RAH Consulting Ltd., a personal holding company of Raymond A. Hrkac.

(5) Certain of these Common shares are held by Chase Management Ltd. and DNG Capital Corp., personal holding companies wholly owned by Nick DeMare.

Cease Trade Orders or Bankruptcies

To the Company's knowledge except as disclosed in this Circular, no proposed director of the Company:

(a) is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding companies) that,

(i) was subject to a cease trade or similar order or an order that denied the relevant company access to an exemption under securities legislation, that was in effect for a period of more than thirty days (an "**Order**") and was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Sanctions and Penalties

To the Company's knowledge except as disclosed in this Circular, no proposed director or personal holding companies of any proposed director of the Company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Nick DeMare is an independent director of Andean American Mining Corp. ("Andean American"). On August 2, 2007, the British Columbia Securities Commission ("BCSC") issued Andean American a cease trade order for deficiencies in Andean American's continuous disclosure material related to its resource properties and for deficiencies in a previously filed NI 43-101 technical report. On October 22, 2007, Andean American filed an amended NI 43-101 and issued a clarifying news release. The BCSC revoked the cease trade order and the shares resumed trading on October 24, 2007.

ANNUAL RATIFICATION OF STOCK OPTION PLAN

On January 18, 2006, the Board adopted a "rolling" stock option plan under which there is a fixed maximum percentage available for the grant of stock options equal to 10% of the issued and outstanding Common shares in the capital of the Company at the time of any grant of the stock option (the "**Plan**"). Under the Plan, based on the issued capital of the Company as of August 6, 2010, the Company would have available for the grant of stock options up to 15,042,369 Common shares, being 10% of the issued capital of the Company. This number increases as the issued capital of the Company increases. Of these 15,042,369 Common shares, 13,910,000 Common shares are reserved for outstanding stock options as at August 6, 2010. The Plan was accepted for filing by the TSX Venture Exchange on February 10, 2006 and was approved by the shareholders of the Company at the 2006 annual general meeting and then ratified by the shareholders at the 2007, 2008 and 2009 annual and special general meetings. The policies of the TSX Venture Exchange require annual ratification of "rolling" stock option plans by the shareholders of the Company.

Purpose of the Plan

The purpose of the Plan is to provide directors, officers, employees, consultants and service providers of the Company and its subsidiaries with a proprietary interest in the Company through the grant of options to purchase Common shares of the Company. By the grant of such options, the Company intends to increase the interest in the Company's welfare of those directors, officers, employees, consultants and service providers who share the responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such persons to continue their services for the Company and to provide a means through and by which the Company may attract capable persons to join the Board and management of the Company and to be employed by the Company.

General Description/Exchange Policies

The Plan is administered by the Compensation Committee (the "**Committee**") appointed for such purpose by the Board. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 10% of the issued capital of the Company as of the date of grant of any stock option under the Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the TSX Venture Exchange. The current policies of the TSX Venture Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

    (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued shares of the Company at the time of grant of the stock option;

    (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued Common shares of the Company at the time of grant of the stock option; and

    (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued Common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies is a maximum of ten years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. In addition, stock options may only be exercised until the earlier of the expiry date and a reasonable period of time after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the TSX Venture Exchange.

6. A "disinterested shareholder vote" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to exercise of such repriced stock options, or to approve the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

Shareholder Approval

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the 10% rolling Stock Option Plan adopted by the Company on January 18, 2006 be and is hereby approved, ratified and confirmed;

2. the Company's directors be and they are hereby authorized until the date of the next annual general meeting to grant stock options pursuant to the terms and conditions of the Stock Option Plan entitling the holders to purchase

such number of Common shares as is equal to up to a maximum of 10% of the issued and outstanding Common shares of the Company determined at the time of each grant of stock options;

3. the granting of stock options to insiders of the Company under the Stock Option Plan be and it is hereby approved; and

4. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. Under the policies of the Exchange, shareholder approval will be requested by way of ordinary resolution. See "**General**" below. If the Plan is not approved by the shareholders, the Company will not be in a position to offer increased incentives to its directors, officers, employees and independent consultants.

OTHER BUSINESS

Management of the Company knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. **However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.**

GENERAL

Unless otherwise directed, it is Management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a majority of the greater than 50% of the votes cast at the Meeting by the holders of Common shares who vote in respect of such ordinary resolution.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's Consolidated Financial Statements and Management's Discussion & Analysis for the financial year ended November 30, 2009.

Shareholders wishing to obtain a copy of such Consolidated Financial Statements and Management's Discussion & Analysis may contact the Company as follows:

GGL Resources Corp.
#906 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Telephone: 604.688.0546 Fax: 604.608.9887
www.gglresourcescorp.com

DIRECTORS' APPROVAL

The contents of this Circular and its distribution to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD

(signed) "Raymond A. Hrkac"

Vancouver, BC
August 11, 2010

President & Chief Executive Officer

Exemption No. 82-1209

FINANCIAL STATEMENT REQUEST FORM

TO: GGL RESOURCES CORP.

I, the undersigned hereby certify that I am the owner of securities (other than debt instruments) of GGL Resources Corp. (the "Company") and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements for the ensuing financial year.*

Tick one or both of the following options:

Annual Financial Statements & MD&A _______

Quarterly Financial Statements & MD&A _____

You will not receive any financial statements for the ensuing financial year if you do not complete and return this form.

Name: ________________________________

Address: ______________________________

____

City/Prov/State/Postal/Zip Code: ________________________________

Preferred Method of Communication:

Email: ___________ or Mail: __________

Email Address: ___________________________

Signature: ________________________ Date: ____________________

***Copies of previously issued and current annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.**

GGL Resources Corp. will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

Please mail or fax this form to:

GGL Resources Corp.
906 - 675 West Hastings Street
Vancouver, BC V6B 1N2
Fax: (604) 608-9887